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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  General Host Corporation

Title of Class of Securities:  Common Stock, $1.00 par value

CUSIP Number:  370064107

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  Peter Woodward, c/o Regan Partners, L.P., 6 East 43rd Street
            New York, New York 10017; (212) 661-3442

     (Date of Event which Requires Filing of this Statement)

                        January 13, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement . (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 370064107

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Regan Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         New Jersey

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         1,193,700

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         1,193,700

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,193,700

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         5.13%

14. Type of Reporting Person

         PN














































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CUSIP No.: 370064107

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Basil P. Regan

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         285,000

8.  Shared Voting Power:

         1,193,700

9.  Sole Dispositive Power:

         285,000

10. Shared Dispositive Power:

         1,193,700

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,478,700

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         6.36%

14. Type of Reporting Person

         IN














































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The purpose of this Schedule 13D is to report the ownership of
Regan Partners, L.P. (the "Partnership") and Basil P. Regan (together with the Partnership, the "Reporting Persons") in the Common Stock, $1.00 par value (the "Shares"), of General Host Corporation (the "Issuer") of 5.13% and 6.36%, respectively of the Shares outstanding.

Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is: Common Stock, $1.00 par value, in General Host Corporation.

         The name and address of the principal executive and business office of the Issuer is:

         General Host Corporation
         MetroCenter One Station Place
         P.O. Box 10045
         Stamford, Connecticut 06904

Item 2.  Identity and Background

         This statement is being filed on behalf of Regan Partners, L.P. and Basil P. Regan. Mr. Regan is the general partner of the Partnership, a New Jersey limited partnership, and is the principal of Regan Fund Management Ltd., a New York corporation. Regan Fund Management Ltd. is the investment manager of Regan International Fund Limited, a British Virgin Islands Corporation (the "International Fund"), and has investment discretion over certain managed accounts, one of which holds Shares of the Issuer (the "managed account").

         Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Basil P. Regan is a citizen of the United States of America.




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Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Partnership owns 1,193,700 shares and Basil P. Regan is deemed to beneficially own 1,478,700 Shares. All 1,478,700 Shares are held by either the Partnership, the International Fund or the managed account. All of the Shares were purchased in open market transactions. The Shares were purchased for an aggregate purchase price of $4,558,539. The funds for the purchase of the Shares held in the Partnership, the International Fund or the managed account have come from the working capital of the Partnership, the International Fund or the managed account. No funds were borrowed to purchase any of the shares.

Item 4.  Purpose of Transactions

         The Shares deemed to be beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes. The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Partnership owns 1,193,700 shares and Basil P. Regan is deemed to be the beneficial owner of 1,478,700 Shares. Based on the Issuer's filing on Form 10-Q on December 18, 1996, as of December 18, 1996 there were 23,249,345 Shares outstanding. Therefore, the Partnership owns 5.13% and Basil P. Regan is deemed to beneficially own 6.36% of the outstanding Shares. The Reporting Persons have the sole or shared power to vote, direct the vote, dispose of or direct the disposition of all the Shares that they are deemed to beneficially own. All transactions in the Shares effected by the Reporting Persons during the sixty days prior to January 13, 1997 through the date of this filing were effected in open-market transactions and are set forth in Exhibit B hereto.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         The Reporting Persons have no contract, arrangement, understanding or relationship with any person with respect to the Shares.





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Item 7.  Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is iled herewith as Exhibit A.

         2. A description of the transactions in the Shares that were effected by the Reporting
              Persons during the 60 days prior to
              January 13, 1997 through the date of this filing is filed herewith as Exhibit B.









































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         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                             REGAN PARTNERS, L.P.

                             By: /s/ Basil P. Regan
                                 _____________________________
                                 Basil P. Regan, General Partner


                                 /s/ Basil P. Regan
                             _________________________________
                             Basil P. Regan


January 23, 1997




























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                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

January 23, 1997 relating to the Common Stock of General

Host Corporation shall be filed on behalf of the

undersigned.


                             REGAN PARTNERS, L.P.

                             By:   /s/ Basil P. Regan
                                 _____________________________
                                 Basil P. Regan, General Partner


                                  /s/ Basil P. Regan
                             _________________________________
                             Basil P. Regan
































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                                                        Exhibit B


                    SCHEDULE OF TRANSACTIONS


                                          Price Per Share
  Date     Shares Purchased or (Sold) (excluding commission)
  ____     __________________________  _____________________


11/13/96             10,000                    $3.175

11/15/96             25,000                     3.175

12/02/96            100,000                     3.525

12/02/96             40,000                     3.7188

12/02/96             50,000                     3.75

12/02/96             25,000                     3.88

12/03/96             10,000                     3.75

12/10/96             10,000                     3

12/10/96             10,000                     3.175

12/11/96             30,000                     2.875

12/13/96             10,000                     2.75

12/26/96             30,000                     2.875

12/31/96             25,000                     2.75

01/06/97             10,000                     2.75

01/09/97             43,700                     2.6948

01/10/97             45,000                     2.8056

01/10/97             10,000                     2.875

01/10/97             45,000                     2.864

01/10/97             20,000                     2.986

01/10/97             25,000                     3.1095



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                                          Price Per Share
  Date     Shares Purchased or (Sold) (excluding commission)
  ____     __________________________  _____________________


01/10/97             25,000                     3.175

01/10/97             25,000                     2.75

01/13/97             85,000                     3.25

01/13/97             75,000                     3.167

01/13/97             25,000                     3.20

01/14/97             20,000                     3.175

01/16/97             25,000                     3

01/17/97             15,000                     2.875

01/17/97             36,400                     3

01/17/97             38,600                     3.175

01/17/97             15,000                     2.875

01/20/97             50,000                     3.3125

01/21/97             20,000                     3.175
























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